04046080

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: Regenera Limited

*CURRENT ADDRESS: Ground Floor
117 Stirling Highway
NEDLANDS WA 6009
Australia

**FORMER NAME:

**NEW ADDRESS:

PROCESSED
NOV 10 2004
THOMSON FINANCIAL

FILE NO. 82- 34831 FISCAL YEAR 6/30/04

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 11/10/04

REGENERA

REGENERA LIMITED

(ABN 35 107 371 460)

ANNUAL REPORT

30 JUNE 2004

Corporate Directory

Directors

Mr Tony Fitzgerald
Non-Executive Chairman

Dr William Ardrey IV
Chief Executive Officer

Mr Finian MacCana
Non-Executive Director

Mr Stephen Newman
Non-Executive Director

Advisory Committee

Philip Penfold PhD
Chief Scientific Advisor

Donald Sanders M.D, PhD
U.S. Regulatory Affairs

Gholam Peyman M.D
Medical Research Director

Dana Deupree M.D
Clinical Investigator

David Boyer M.D
Clinical Investigator

Joint Company Secretaries

Mr. Evan Cross
Mr. Stuart Usher

Registered Office

Ground Floor
117 Stirling Highway
NEDLANDS WA 6009

Principal Place of Business

Ground Floor
117 Stirling Highway
Nedlands WA 6009

Postal Address

PO Box 1150
Nedlands WA 6909
Telephone (08) 9389 5933
Facsimile (08) 9389 5944

Auditors

HLB Mann Judd
15 Rheola Street
WEST PERTH WA 6005

Corporate Advisors

HealthTec Growth Partners
Mr Vlado Bosanac – Principal
Suite 1
117 Stirling Highway
Nedlands WA 6009

Telephone (08) 9389 5933
Facsimile (08) 9389 5944

Share Registry

Computershare Investor Services Pty Ltd
Level 2, Reserve Bank Building
45 St Georges Terrace
Perth WA 6000
Telephone (08) 9323 2000
Facsimile (08) 9323 2033

Bankers

National Australia Bank Limited

Stock Exchange Listing

Regenera Limited shares are listed on the Australian Stock Exchange ASX Code: RGA

Solicitors

Steinepreis Paganin
Lawyers and Consultants Level 14, Citibank House
37 St Georges Terrace
Perth WA 6000

Website and e-mail address

www.regenera.com.au
Email: admin@regenera.com.au

Contents

THIS PAGE HAS BEEN LEFT BLANK INTENTIONALLY

Chairman's Report

Dear Shareholder

It is my pleasure to present Regenera's first annual report as a listed company. Regenera successfully completed its Initial Public Offering (IPO) and listed on June 16, 2004 raising in excess of $10 million and introducing nearly a thousand new shareholders to our share register.

Since listing, the board and management team have vigorously pursued the goals set out in the prospectus and I am pleased to report that in many areas of our operations we have exceeded these goals. In addition, there have been several exciting opportunities emerge that were not anticipated prior to listing and our board and management team have moved quickly to take advantage of these opportunities.

Our target diseases include age-related macular degeneration (AMD) the leading cause of blindness for people aged 50 years or older in the developed world and diabetes related eye diseases both of which are increasing in frequency in many parts of the world.

During 2004 we have made substantial progress towards our objective of becoming a leading developer of improved treatments for back-of-the-eye diseases.

The focus of our activities since listing has been to enhance the Regenera Group's technology and intellectual property portfolio, expand our pipeline of products, commence the regulatory approval process for our Visagen product and initiate commercial negotiations with prospective commercial partners.

Among the areas of progress, I would like to highlight the following significant developments:-

- The establishment of a formal research cooperation with the Singapore Eye Research Institute, one of the leading ophthalmic research centres in the Asia Pacific region.

- The completion of the assignment to Regenera's subsidiary, Retmed Pty Ltd, of the intellectual property portfolio developed at The University of Sydney which underpins the Regenera Group's product range.

- The acquisition in August 2004 from the US Group MINU LLC of three additional ophthalmic products, all based on the corticosteroid triamcinolone acetonide (TA).

These recent initiatives augur well for the company and its prospects of successfully completing planned commercial partnerships and advancing its clinical development programs during 2005.

I would like to acknowledge the expertise, enthusiasm and commitment of my colleagues on the Board, our Advisory Committee members, Dr. William Ardrey our CEO, and his management and scientific team. Their combined efforts have positioned the company to make significant progress in the field of retinal disease in 2005.

Mr Tony Fitzgerald

Executive Chairman

30 September 2004

Perth, WA

DIRECTORS' REPORT

THE Board of Directors of Regenera Limited has pleasure in presenting its report in respect of the financial year ended 30 June 2004.

Directors

The names, qualifications and experience of directors in office during the financial year and until the date of this report are as follows:

Mr Tony Fitzgerald B.A., B.Juris, LL.B., M.P.A.	*Position*: Chairman — Executive (appointed 12 December 2003). *Experience*: Mr Fitzgerald is a graduate in Arts, Jurisprudence and Law and holds a Masters Degree in Public Administration. He practiced as a litigation lawyer before joining Western Capital Ltd (now Provalis PLC) as a founding executive and later Executive Director. Mr Fitzgerald has worked in a senior executive role for the past eighteen years in a variety of ASX listed and unlisted healthcare companies in areas including biotechnology, medical devices, pharmaceutical diagnostics and pharmaceutical distribution. Mr Fitzgerald is presently the Managing Director of Resonance Health Limited and a non-executive director of RiTract Limited, two recently ASX listed healthcare companies. He has a strong interest in the commercialisation of healthcare related technologies, intellectual property issues and technology licensing, all of which are of significant assistance to Regenera Limited in the commercialisation of its ophthalmological products.
Dr William Ardrey IV B.Sc., M.A., PhD	*Position*: Executive Director and Chief Executive Officer— (appointed 5 April 2004) *Experience*: Dr. Ardrey holds a Bachelor of Science from Georgetown University, a Masters Degree from Columbia University and a PhD from The University of Western Australia. He has over 15 years experience driving product commercialisation and significant value creation in the technology and biotechnology industries. Dr. Ardrey has won numerous awards in life sciences, such as the Australian 40-under-40 recognition for life sciences entrepreneurship, and has memberships in various medical industry and management associations such as the International Society of Refractive Surgery, American Academy of Ophthalmology and Australian New Zealand Academy of Management, and is a widely published author on technology and biotechnology commercialisation, clinical trials design, and quality of life measures for new medical products. Dr. Ardrey was a director of CustomVis plc where he served in a number of roles for this medical laser company including President and CFO. He also managed the company's IPO process in July 2003 to raise $82 million. He publishes regularly in medical journals such as Journal of Cataract and Refractive Surgery, American Academy of Ophthalmology Proceedings, European Academy of Cataract and Refractive Surgery Proceedings, International Society of Refractive Surgery Proceedings, and various management journals. Dr. Ardrey brings substantial experience to Regenera Limited in the commercialisation process with particular emphasis on the regulatory approval processes in the U.S., Australia and Europe, strategic planning, intellectual property management and marketing of health technology solutions.

DIRECTORS' REPORT (Continued)

Mr Finian MacCana B.Sc. (Hons), AMCT, FCOptom., M.Sc., FVCO, FAICD	*Position:* Director — Independent and Non-Executive (appointed 5 April 2004) *Experience*: Mr. MacCana graduated from the University of Manchester with Bachelor and Masters of Science degrees, is a Fellow of the British College of Optometry, the Victorian College of Optometry and a councillor with the Australian Institute of Company Directors. He has been in private practice for over 30 years and held university teaching positions in optometry and psychology in the UK and Australia. He has published research papers in professional and scientific journals. He is one of the four founding partners of Optomeyes, a group of optometry businesses. His principal place of practice is Sandy Bay, Tasmania and he currently lectures part time in the Department of Anatomy and Physiology at the University of Tasmania Medical School. Mr. MacCana's professional interests are in contact lenses and ocular disease. As the only Tasmanian member of the Australian Optometric Panel (AOP), he is often called upon to advise and comment upon the latest techniques in optometric practice. He is a director of Diabetes Australia Tasmanian Division and other non listed public companies and a former Director of Laubman and Pank Holdings Ltd. Mr. MacCana adds depth and expertise to Regenera in regard to the views and opinions from the optometry perspective and in expanding the link with the broader eye care professional community in the identification and management of AMD.
Mr Stephen Newman	*Position:* Director — Independent and Non-Executive (appointed 5 April 2004) *Experience*: Mr. Newman has been in the contact lens industry for nearly twenty five years. He has been involved in all aspects of contact lens design, manufacture, regulatory approval and distribution. Mr. Newman joined Visioncare Pte Ltd in April 1997 as Group General Manager where he managed the upgrading of production facilities to meet U.S. FDA standards and established the company as a quality manufacturer and supplier to U.S and European markets. He assumed the role of the CEO in 2001 and led a management buy out of part of the group which subsequently became Clearlab International Pte Ltd, based in Singapore, where he is currently responsible for research and development. Mr. Newman was previously with Hydron, Inc. for ten years and UltraVision International Pty Ltd where his senior roles included R&D Manager responsible for the design and development of production techniques for contact lenses in Australia, the U.S., the U.K and Canada. He was also responsible for negotiating and maintaining various technology licence agreements in several countries. Mr. Newman has presented on contact lens design and development at industry seminars in Australia and Asia and has consulted in specialist contact lens design at eye hospitals in Australia. He has also co-published several international scientific papers and lectured at optometry schools in Australian universities. Mr. Newman's extensive international experience with design, manufacture, regulatory issues and licensing associated with optical products will assist Regenera Limited to achieve commercialisation of its products.
Past directors who held office during the year:	
Mr Evan Cross	Director (resigned as director 5 April 2004)
Mr Vlado Bosanac	Director (resigned as director 5 April 2004)

DIRECTORS' REPORT (Continued)

Directors have been in office since the start of the financial year to the date of this report unless otherwise stated.

Joint Company Secretaries

Mr Evan Cross B.Bus., C.A	*Position*: Joint Company Secretary/ Chief Financial Officer (appointed 12 December 2003) *Experience*: Mr Cross is an Associate of the Institute of Chartered Accountants in Australia. He has held a number of senior positions in commerce and industry with particular focus on corporate finance. Mr Cross has extensive international experience finance experience having worked in the investment banking industry in Australia and the U.S. and has been involved in a range of activities including leveraged buyout transactions, capital raisings and senior and mezzanine debt financings.
Mr Stuart Usher B.Bus., Grad.Dip. CSP, CPA, A.C.I.S.	*Position*: Joint Company Secretary/ Chief Financial Officer (appointed 1 June 2004) *Experience*: Mr Usher is a CPA, an Associate member of 'The Chartered Institute Of Secretaries and Administrators' and a member of 'Chartered Secretaries Australia' where he has attained the status of Chartered Company Secretary. He has extensive experience in the management and corporate affairs of public listed companies.

ADVISORY COMMITTEE

Dr Philip Penfold PhD	*Position*: Chief Scientific Advisor *Experience*: Dr. Penfold has had a distinguished career in research and in particular in the area of age-related macular degeneration. He obtained his Doctor of Philosophy from The University of Sydney in 1988 and his thesis was entitled "Pathological Mechanisms in Age-Related Macular Degeneration". Research into this area has been a passion for many years of his life and he has delivered numerous papers and keynote addresses on the subject. Dr. Penfold has authored or co-authored more than 70 publications and is a world authority on retinal diseases. He has been commissioned by the international publisher Springer to edit and release internationally a text book entitled age-related Macular Degeneration: Science and Medicine in Practice (in press 2004) including chapters by the worlds leading authorities. His depth of knowledge of AMD combined with the patents and other intellectual property that he has been instrumental in achieving will give Regenera an excellent opportunity to capitalise on Dr. Penfold's groundbreaking research into the development of treatment for this disease.

DIRECTORS' REPORT (Continued)

Dr Donald Sanders M.D, PhD	*Position*: U.S. Regulatory Advisor *Experience*: Dr. Sanders is an ophthalmologist with a doctorate in pharmacology. The topic of his Ph.D. thesis was the effect of non-steroidal anti-inflammatory agents on postoperative ocular inflammation. Since 1982, Dr. Sanders has been devoted to clinical research - designing, implementing, analysing, interpreting, and disseminating the results of clinical trials. Along with John Retzlaff M.D. and Manus Kraff M.D., he developed the Sanders-Retzlaff- Kraff (SRK) series of formulae for the calculation of intraocular lens power. Dr. Sanders has had advisory roles to the U.S. FDA with respect to evaluating safety and efficacy of intraocular lenses. He is a recognized expert in the evaluation of ocular inflammation, refractive surgery, IOL power calculation, small incision cataract surgery, and the clinical uses of corneal topography and aberrometry. Dr. Sanders is currently an Associate Professor of Ophthalmology at the University of Illinois at Chicago. He lectures internationally and writes extensively, having authored or co-authored over 125 scientific papers in peer-reviewed medical journals and edited or co-edited 18 professional textbooks related to ophthalmic surgery and technology. He was founding Chief Medical Editor of Ocular Surgery News and held that position for 14 years. His regulatory oriented consultative activities have ranged from new innovative intraocular lenses to various refractive surgical lasers, to glaucoma devices and to new treatments for AMD. Dr. Sanders' depth of experience with U.S., European and Australian regulatory issues and detailed understanding of the FDA will be of value for the Company as it seeks approval for Visagen and subsequent products.
Dr Gholam Peyman M.D, PhD	*Position*: Medical Research Director *Experience*: Dr. Peyman has over 80 U.S. patents and 800 publications, in fields ranging from refractive surgery, intraocular lenses, intraocular tumours to drug delivery and vitreoretinal surgical techniques. He is also the author of seven textbooks. His fields of study stretch to the entire eye, and has played a strong role in the determination of toxicity of many agents used in the eye for different indications. He is currently a Professor of Ophthalmology and Co-Director of the Vitreo-Retinal Service at Tulane University, New Orleans, LA.
Dr David Boyer M.D	*Position*: Clinical Investigator *Experience*: Dr. Boyer is an ophthalmologist specialising in Diabetic Retinopathy and Vitreous Surgery and is currently Associate Professor at the University of Southern California. He has been president of the Retina Vitreous Associates Medical Group and was award the Jules Stein Living Tribute Award in 1996. Dr Boyer has been on a number of boards including the Discovery Fund for Eye Research, ISIS Scientific Advisory Board, Retinitis Pigmentosa International and the American Diabetes Association.
Dr Dana Deupree M.D, FACS	*Position*: Clinical Investigator *Experience*: Dr. Deupree is an ophthalmologist specialising in diseases of the vitreous and retina. His sub-specialty includes medical and surgical management of macular disorders, diabetic retinopathy, complex retinal detachments and trauma. Dr Deupree is a Fellow of the American Academy of Ophthalmology and the American College of Surgeons. He also serves as Associate Professor at the University of South Florida. His current research interests include rheopheresis treatment for macular degeneration, in which he is a principal investigator in a current phase III clinical trial.

DIRECTORS' REPORT (Continued)

Principal Activities

The Company's main activity since registration in December 2003 was to acquire an interest in Retmed Pty Ltd (Retmed), the developer of Visagen and related products. Regenera operates in the area of ophthalmology and is via its project company Retmed, developing treatments for diseases of the back of the eye such as age related macular degeneration and diabetes related eye diseases. The Company's investment in Retmed will provide funding and expertise to manage the commercialisation of Visagen and future products.

Operating Results

The net loss of the company for the financial period after tax was $860,463.

Dividends Paid or Recommended

No dividend was paid or declared for the financial year.

DIRECTORS' REPORT (cont'd)

CORPORATE BACKGROUND - THE REGENERA GROUP

The Regenera Group comprises the ASX listed public company Regenera Limited and its 51% controlled subsidiary Retmed Pty Ltd. Soon after listing in June 2004, Regenera Limited acquired an initial 31% equity interest in Retmed Pty Ltd and has subsequently acquired a 51% controlling interest.

Retmed Pty Ltd (Retmed) is the project company developing the Group's lead product Visagen, a preservative free formulation of the corticosteroid triamcinolone acetonide (TA) designed for intravitreal injection into the eye. Retmed also holds the patent rights assigned from The University of Sydney for the use of TA in treating retinal disease. TA has been used for many years to treat inflammatory conditions such as arthritis and other disorders including allergies, but in recent years there has been widespread off label use of the drug in the eye.

The initial portfolio of intellectual property (IP) supporting the development of the Visagen range of products included a granted U.S. patent for the use of triamcinolone acetonide as a treatment for macular degeneration and three additional items of IP at various stages within the patent approval process. In August 2004, Regenera Ltd acquired three additional pieces of proprietary technology, also related to the use of TA in the eye from the U.S. group MINU LLC.

Targeting Retinal Diseases

Regenera Group is actively developing improved treatments for a group of diseases that can damage the delicate areas at the back of the eye responsible for the fine vision required to carry out essential day to day tasks such as recognising faces, reading, driving, shopping and watching television.

The target diseases include age-related macular degeneration (AMD), the most common and debilitating of the back of the eye diseases and the leading cause of blindness for people aged 50 or older in developed countries, and diabetes related eye diseases including diabetic retinopathy (DR), the leading cause of blindness for adults aged under 50. The incidence of these diseases are expected to increase dramatically in the longer term as the number of people aged 50 or more increases and the near epidemic growth in diabetes impacts people of all ages in many countries.

Age-Related Macular Degeneration

An important focus for Regenera Group's activities is the U.S., where between 13 and 15 million people suffer from AMD of which 10-15% suffer from the more aggressive form, wet AMD, which leads to significant loss of vision. In Australia, approximately 800,000 people suffer from AMD including over 100,000 people who are considered to be visually impaired as a result.

In its early stages AMD often causes mild vision loss starting in one eye. The human brain naturally compensates for the diminished vision leaving the patient unaware of the extent of damage that continues to increase over subsequent months. At later stages, the progressive damage to the retina can lead to rapid loss of vision which by then will usually involve both eyes.

There are approximately 500,000 newly diagnosed cases of wet AMD worldwide of which an estimated 200,000 (40%) are in the U.S., another 200,000 (40%) in Europe and 100,000 (20%) in the rest of the world.

There is currently no cure for wet AMD and only one treatment, called Visudyne (involving photodynamic laser therapy), has been approved by regulatory authorities in the U.S. Australia and several other countries. This treatment involves the injection of a drug into a vein in the patient's arm. The drug then travels to the vessels at the back of the eye and is activated by shining a laser light of a specific wave length on to these vessels in the eye.

Diabetes Related Eye Diseases

The World Health Organisation (WHO) estimates that about 150 million people worldwide have diabetes whilst The American Diabetes Association estimates that there are 17 million diabetic patients in the U.S. of which up to 40% are likely to suffer damage to the retina and possible vision loss during their life time.

Diabetes related eye diseases include the main disease group called diabetic retinopathy (DR). Within this broader group the patients at most risk of vision impairment represent about 25% of the total and are those diagnosed with proliferative diabetic retinopathy (PDR) and diabetic macular edema (DME).

A person suffering from diabetes related eye diseases will generally suffer decreased visual acuity, or blurred vision. This can be due to changes in the vitreous gel that fills the middle of the eye, or more likely from leakage of fluids from blood vessels at the back of the eye into the retina. Some sufferers of retinopathy will see "floaters" cross their visual field,

DIRECTORS' REPORT (cont'd)

which are often spots of blood or particles in the vitreous. These sometimes disappear, but may reappear and could require surgery for removal. Associated with floaters can be flashes of light, and episodes of sudden vision loss.

Estimated Number Of Sufferers Of Major Retinal Diseases:

Disease	US patients	Non US	Global estimate
AMD	15,400	45,000	60,400
AMD Dry	14,200	41,700	55,900
AMD Wet	**1,250**	**3,700**	**4,900**
Diabetic Retinopathy	5,500	16,700	22,200
Proliferative diabetic retinopathy	**720**	**2,160**	**2,880**
Diabetic macular oedema	**620**	**1,850**	**2,470**

Figures are estimates based on several sources and are in thousands.

Increasing Number Of People At Risk Of Retinal Diseases

In several major western countries the number of people aged 65 or older is projected to double within the next thirty years suggesting that the incidence of AMD will increase sharply as the population ages. In addition, the occurrence of diabetes is growing at near epidemic rates in both developed and developing countries, suggesting that the incidence of diabetes linked retinal diseases is likely to increase significantly in the long term.

Given the extent of suffering caused by these diseases and the lack of effective treatments, this unmet medical need has encouraged substantial research and development expenditure to develop potential pharmaceutical treatments. As an indication of market potential for pharmaceutical products to treat retinal diseases, a U.S investment bank recently estimated that worldwide sales could grow from $US 636 million in 2005 to surpass $US 3 billion in 2010. It is in this high growth market segment that our lead product Visagen, if approved, will compete as a stand alone treatment and as a potential co-therapy treatment with some of the new drugs or other therapies currently under development.

DIRECTORS' REPORT (cont'd)

REGENERA GROUP PRODUCTS

The Visagen family of products aim to improve two of the underlying disorders which are thought to have a major impact on various retinal diseases including:

- Neovascularisation - the process where new blood vessels are formed in the choroidal layer of the eye just below the retina. As these vessels develop they may break through the retina, distorting its shape and damaging sensitive retinal cells which then begin to obscure central vision. The sufferer may develop a permanent 'black spot' in the centre of their field of vision that over time gets larger and significantly diminishes the ability to carry out normal daily tasks. The active ingredient of Visagen acts by inhibiting the growth of new blood vessels and by reducing inflammation that can cause loss of vision.
- Oedema - the process where abnormal fragile new blood vessels developing at the back of the eye result in inflammation and leakage of fluids including blood particles. Vision may then be impacted by these fluids, infected cells and blood particles which can float in the normally clear jelly like vitreous fluid that fill the eye to maintain its shape. The active ingredient of Visagen can alleviate the above symptoms through its anti-inflammatory effects and by improving retinal cell barrier function.

Other Applications For Visagen

Visagen may also have an application as an aid in a surgical procedure called vitrectomy that involves the removal of the vitreous fluid from the eye. Visagen may assist surgeons as a medium in the eye to assist to visualise the clear fluid of the eye which may need to be removed during this surgical procedure. The Regenera Group holds an issued U.S. patent for the use of the steroid component in Visagen as a visualization aid during a vitrectomy procedure.

Improved Injection Device

In recent years there has been a significant increase in the use of intravitreal injection (i.e. injection into the vitreous of the eye) as an effective means of administering treatments such as TA into the eye.

Regenera Group holds certain patent rights to an innovative device that helps improve the accuracy, effectiveness and patient comfort of an injection into the vitreous of the eye. The device has been designed to assist an ophthalmologist to locate an ideal entry point for an injection and to improve the accuracy of delivery of a pharmaceutical product within the eye.

The Visagen Product Suite

The Visagen family of products target different aspects of back of the eye disease.

Product	Description
Visagen	A preservative free formulation of the corticosteroid triamcinolone acetonide currently used as an off label treatment for back of the eye diseases.
Visagen SR	A sustained release version of Visagen based upon a different crystal profile.
Visagen V	Similar to the main form of Visagen although it functions as a medical device to visualise the clear fluid in the vitreous of the eye during the surgical procedure called vitrectomy.
Visagen DH	Combines Visagen with other pharmaceutical agents with the likely effect of inhibiting neovascularisation.
Visagen MR	Based on an alternate steroid, it extends the product range further into the diabetes related eye disease market. It is expected that this steroid will have the effect of reducing oedema in the retina.
Injection device	Designed for improved accuracy, efficiency and patient comfort of ocular injections.

DIRECTORS' REPORT (cont'd)

REVIEW OF OPERATIONS

In addition to the potentially debilitating personal impact, loss of vision also has substantial social and economic cost to the community. Within Australia, the total cost of vision disorders is estimated to be $9.85 billion in 2004. As the leading causes of blindness are age-related macular degeneration, diabetic retinopathy and diabetic macular oedema, Regenera's goal is to develop improved treatments for these diseases will not only enhance the lives of those who suffer the disease but could contribute to a reduction in this enormous economic cost to the community.

On a global scale, over 60 million people are believed to suffer from AMD whilst diabetes related eye diseases affect over 20 million people such that the degree of personal suffering and global economic cost is substantial.

The global ocular drugs market in which we operate is forecast by some analysts to generate sales in excess of $US 7 billion per annum within a decade, nearly half of which is expected to be for products treating retinal diseases.

The review of operations focuses on a number of issues critical to life sciences companies, such as the acquisition and enhancement of patent coverage, establishment of collaborative research programs with centres of scientific excellence, initiation of clinical trials and implementation of formulation and testing programs for Regenera's pipeline products.

Completed Assignment Of Key Intellectual Property Rights

Immediately following Regenera's IPO, The University of Sydney assigned the intellectual property portfolio which underpins several of Regenera Group's key products to Retmed Pty Ltd, a 51% controlled subsidiary of Regenera. This assignment of intellectual property rights gives Regenera Group a greater level of control of these strategically important intellectual property assets.

Acquisition Of Additional Intellectual Property

In August 2004, Regenera Limited acquired the rights to additional intellectual property and technology supporting the development of an expanded range of products that are complementary to Visagen. These acquisitions included technology acquired from a U.S. group MINU LLC that underpins the development of three additional ophthalmic products based on Visagen's active ingredient triamcinolone acetonide.

Regenera Group also acquired intellectual property developed in Australia relating to the potential application of a new class of steroids for the development of products that primarily target diabetes related eye diseases.

These acquisitions have the potential to support an increase in the number of medical indications that Visagen based products may treat, in particular in the area of diabetes related eye diseases, thus expanding our addressable market.

Commencement Of Visagen Product Formulation

Regenera Group commenced work on a formulation of preservative free triamcinolone acetonide specifically to address the requirement for use in the eye. Formulation work has commenced at a TGA approved facility in Canberra which will be followed by pilot manufacturing of the standard Visagen product.

Clinical Development

The purpose of clinical trials is to demonstrate safety in humans, efficacy relative to other treatments and to ensure proper labelling of medical devices and drugs for use in the human body. There are specific challenges facing the ocular pharmaceuticals market as the eye is a delicate organ which does not absorb systemic drugs very well, such that the most effective method for administering steroids can be by direct injection into the vitreous of the eye.

The company announced a formal research collaboration agreement with The Singapore Eye Research Institute (SERI) in August 2004 and commenced initial planning for a human clinical trial that will test the active ingredient triamcinolone acetonide for the following indications;

- Wet age-related macular degeneration,
- Diabetic macular oedema,
- With periocular steroids for the treatment of uveitic macula oedema,
- Macula 0edema secondary to retinal vein occlusion;

DIRECTORS' REPORT (cont'd)

The objective of these clinical trials is to gather preliminary data in support of a formal multi phase clinical trial program required for regulatory approval.

In addition, a clinical trial is being designed to study the effectiveness of Visagen as an aid in visualisation of the vitreous during the surgical procedure called vitrectomy. This trial will most likely be run in both the U.S. and Singapore.

Commenced Regulatory Approval Process

National authorities regulate the use of ethical drugs and medical devices in their marketplaces. In Australia, the Therapeutic Goods Administration (TGA) is the key regulator, and efforts have been made to 'harmonise' many regulatory requirements with Europe such that items certified by the TGA (in particular medical devices) can sometimes gain access to European markets under mutual recognition arrangements.

The U.S. market is regulated by the Food and Drug Administration (FDA) who approves medical devices and pharmaceutical products for use in the U.S. The FDA requires extensive clinical trials to prove safety and efficacy and can require additional trials to obtain approval for each specific indication for which products are labelled.

The Regenera Group has commenced dialogue with the FDA regarding the regulatory approval requirements for first of its anticipated products.

Following is a diagrammatical representation of the development status of Regenera Group's product pipeline.


DRUG
PROOF OF PATENT
R&D
PRE-CLINICAL
Formulation
Lab
Animals
CLINICAL
Phase 1
Phase 2
Phase 3
Visagen PF
Visagen V-1
Visagen SR
Visagen MR
Visagen DH
Steroid Responder Kit
Injection Kit

Figure 1: Current stages of product development.

Commenced Licensing Negotiations

In June 2004, Regenera engaged the services of Ferghana Partners, Inc. a U.S. based corporate advisory firm that specialises in technology licensing and corporate partnering in the life sciences industry to support our licensing strategy and identify specific pharmaceutical partners. Ferghana Partners, Inc. have an extensive network of industry clients in North America and Europe from which we have been able to generate interest in partnering relationships more rapidly than might have been expected otherwise.

This process has accelerated our progress in reviewing and pursuing several commercial opportunities that we anticipate will result in a revenue generating transaction in the first half of the 2005 financial year.

As part of our IP protection plan and licensing strategy we have notified over a hundred companies, eye research institutions and individuals of the existence of our granted U.S. patent.

DIRECTORS' REPORT (cont'd)

Established A Quality Management System

Our management team believes that a quality management system enables the company to accelerate the commercialisation process by ensuring that our business processes and operations comply with the required standards of a company in the pharmaceutical industry.

In addition we expect that our suppliers, strategic partners, licensees and other companies we deal with to also comply with the relevant quality standards. The emphasis on our quality management system aims to ensure that there is minimal risk of delay or decline in obtaining regulatory approvals and market acceptance for our products.

Appointed Leading U.S. Medical And Scientific Advisors

In addition to our existing advisory committee members we recently appointed three leading U.S. based ophthalmologists to enhance the capacity of this committee to support Regenera Groups presence and initiatives in the U.S. market.

David Boyer, MD: Dr. Boyer is an ophthalmologist specialising in Diabetic Retinopathy and Vitreous Surgery and is currently Associate Professor at the University of Southern California. He has been president of the Retina Vitreous Associates Medical Group and was award the Jules Stein Living Tribute Award in 1996. Dr Boyer has been on a number of boards including the Discovery Fund for Eye Research, ISIS Scientific Advisory Board, Retinitis Pigmentosa International and the American Diabetes Association.

Dana Deupree, MD, FACS: Dr. Deupree is an ophthalmologist specialising in diseases of the vitreous and retina. His sub-specialty includes medical and surgical management of macular disorders, diabetic retinopathy, complex retinal detachments and trauma. Dr Deupree is a Fellow of the American Academy of Ophthalmology and the American College of Surgeons. He also serves as Associate Professor at the University of South Florida. His current research interests include rheopheresis treatment for macular degeneration, in which he is a principal investigator in a current phase III clinical trial.

Gholam Peyman, MD, PhD: Dr. Peyman has over 80 U.S. patents and 800 publications, in fields ranging from refractive surgery, intraocular lenses, intraocular tumours to drug delivery and vitreoretinal surgical techniques. He is also the author of seven textbooks. His fields of study stretch to the entire eye, and has played a strong role in the determination of toxicity of many agents used in the eye for different indications. He is currently a Professor of Ophthalmology and Co-Director of the Vitreo-Retinal Service at Tulane University, New Orleans, LA.

DIRECTORS' REPORT (cont'd)

REGENERA BUSINESS MODEL

Regenera is a product development company that was established to invest in or acquire the rights to certain intellectual property and technologies that underpin the development of improved treatments for retinal diseases.

The company employs a small experienced management and scientific research team overseen by a board of Directors with extensive international experience commercialising healthcare related products. An experienced Medical Advisory Committee has been assembled to support our technical and scientific activities.

Regenera has established a Quality Management System with the objective of ensuring that product development and business processes comply with the requirements of key regulatory authorities.

Regenera utilises outsourced laboratory, testing and manufacturing facilities with appropriate accreditations as required for the development of our products. Contract facilities and service providers are assessed, appointed and monitored using processes identified in the Quality Management System and required to have been approved by relevant regulatory authorities and comply with best practice manufacturing standards for the pharmaceutical industry (cGMP) and to those required by a pharmaceutical alliance partner.

Regenera aims to add value to our intellectual property portfolio by managing the various stages of the pharmaceutical product approval process and actively identifying commercial opportunities for the licensing, sale and distribution of products as they are developed.

Our strategy of commercial licensing is attractive to larger pharmaceutical or ophthalmic industry partners looking for innovative products to add to their own product portfolio and to leverage their investment in their sales and distribution infrastructure. Potential licensing transactions may include a combination of initial license fees, undertaking the costs of clinical trials, payment of milestone payments based on agreed targets and the payment of royalties based on final product sales.

Our chosen business model allows Regenera to focus on our core strength of identifying candidate compounds, acquiring intellectual property and technology, adding value to the acquired assets, managing the regulatory approval process and negotiating licensing agreements with industry partners that have the resources to fund late stage product development and the sales and distribution channels to support getting our products to market.


Research And Development
Pre Clinical Development
Clinical Trials
Phase I Phase II Phase III
Go to Market Strategy
In license of early stage products
Regenera adds value by developing IP, products and
Pharmaceutical industry partner

DIRECTORS' REPORT (cont'd)

COMPETITIVE LANDSCAPE

Within the market of pharmaceutical products currently under development to target major retinal diseases, the main categories of treatment include;

Type of treatment	Description
Photodynamic therapy	A drug is injected through a vein in the arm. A low energy laser activates the drug in the eye which then selectively closes abnormal leaking blood vessels beneath the macula.
Angiogenesis inhibitors	Inhibit the proliferation of blood vessels by blocking the action or production of proliferative mediators.
Steroids	Inhibit the action of inflammatory mediators to minimize cell migration and oedema associated with inflammation.

In addition to the above there are other technologies that are being explored at early research stages that in the long term could become potential products. Steroid based treatments such as Visagen can potentially be used in conjunction with other therapies.

AMD Treatments Currently Approved Or Under Development

The only current approved treatment for AMD is Visudyne® Therapy, a form of photodynamic therapy developed by a NASDAQ listed Canadian company QLT, Incorporated. Several new drugs targeting primarily AMD are in late stage clinical trials.

The main products under development as potential treatments for some or all indications of wet AMD and potentially some diabetes related eye diseases include;

Company	Product	Mechanism	Method of administration
QLT, Inc.	**Visudyne** (verteporfin) (FDA Approved 4/2000)	Photodynamic Therapy	Intravenous injection with Laser activation of the drug in the eye (3-4 times per year for 2 yrs)
Eyetech Pharmaceuticals Inc.	**Macugen** (pegaptanib sodium)	VEGF Aptamer	**Intravitreal** Injection (in clinical development) (8-9 times per year)
Genentech, Inc.	**Lucentis** (rhuFab V2)	VEGF Antibody	**Intravitreal** Injection (in clinical development) (10-12 times per year)
Alcon Laboratories	**RETAANE** (anecortave acetate)	Angiostatic Steroid	Sub-Tenon Injection (in clinical development) (2 times per year)

Competitive Advantages Of Visagen

There are some competitive advantages offered by steroid based treatments to address the target diseases. The active ingredient of Visagen, triamcinolone acetonide (TA):

- has been extensively used in humans previously, suggesting that its safety and toxicity profile is well known;
- has been widely used off label by ophthalmologists in recent years supported by publication of over 200 peer reviewed articles concluding positive benefits in the treatment of various retinal disorders;
- may require less frequent administration than other treatments, making it more attractive to health funds and other payor groups;
- has been identified as a potential co-therapy candidate to enhance the effectiveness for other products currently available and in development thus broadening demand.
- may be applicable to a broader range of ophthalmic diseases than some other products currently under development.

DIRECTORS' REPORT (cont'd)

KEY OBJECTIVES FOR 2005

The management of Regenera is targeting a number of key milestones for the 2005 financial year, including;

Commencement Of Pilot Clinical Trials

We anticipate commencing clinical trials on human patients in Singapore, in co-operation with the Singapore Eye Research Institute. The objective of the trials is to obtain data to support regulatory approval applications for indications that include diabetes, wet AMD and use in vitrectomy procedures, and so enhance our prospects of commercial licensing.

Subject to current discussions with the U.S. FDA, we are also planning a clinical trial in the U.S. in 2005 to evaluate the use of Visagen as a visualization aid for vitrectomy procedures.

Conclude At Least One Commercial Licensing Transaction

The company has commenced commercial licensing discussions on its ocular products with potential major pharmaceutical and ophthalmology industry partners. Regenera holds granted patents for the use of the active ingredient of Visagen (TA) to treat macular degeneration, which is in widespread use, off label, in various parts of the world.

Discussions have also commenced with regard to potential co-therapy solutions primarily aimed at addressing the demand of the wet AMD market segment.

Enhance The Pipeline Of Products

We will continue the development of our core products through the product development pipeline and selectively develop additional products that we believe can be complementary to Visagen.

The two recent technology acquisitions mentioned earlier in this report are expected to underpin the development of additional products including Visagen MR, representing a new class of steroids designed for ocular use and Visagen DH, a combination therapy also for ocular use that targets neovascularisation and may have application for several retinal diseases.

DIRECTORS' REPORT (cont'd)

Significant Changes in State of Affairs

The following significant changes in the state of affairs of the company occurred during the financial year:

i. Pursuant to its Prospectus dated 8 April 2004 the company issued 20 million ordinary shares of 50 cents each to raise a total of $10 million (before the costs of the issue).

ii. On 16 June 2004 Regenera Limited was admitted to the official list of Australian Stock Exchange and quotation of its securities commenced.

After Balance Date Events

On July 1 2004 the Company exercised its options whereby Regenera will subscribe for and acquire shares that will entitle the company to 51% of the issued shares in Retmed Pty Ltd. The cash consideration paid on the exercise of these options was $3,960,000 paid on 1 July 2004.

Except for the above developments, no other matters or circumstances have arisen since the end of the financial year which significantly affected or may significant affect the operations of the company, the results of those operations, or the state of affairs of the company in future financial years.

Environmental Regulations

The company's operations are not subject to any significant environmental regulations under either Commonwealth or State legislation.

Likely developments and expected results of operations

Comments on expected results of the operations of the company are included in this report under the review of operations.

Disclosure of information regarding likely developments in the operations of the company in future financial years and the expected results of those operations is likely to result in unreasonable prejudice to the company. Accordingly, this information has not been disclosed in this report.

DIRECTORS' REPORT (cont'd)

Meetings of Directors

The number of meetings of the company's board of directors and each board committee held during the year ended 30 June 2004, and the numbers of meetings attended by each director were:

	Director Meetings	
	Number eligible To attend	Number attended
Mr T Fitzgerald	3	3
Dr W Ardrey IV	2	2
Mr F MacCana	2	2
Mr S Newman	2	2
Past directors who held office during the year:		
Mr E Cross	1	1
Mr V Bosanac	1	1

Remuneration of Directors and Executives

Disclosures relating to directors' and executives' remuneration have been included in Note 5 to the financial statements.

Directors' Shareholdings and Executives Shareholdings

Disclosures relating to directors' and executives' shareholdings have been included in Note 5 to the financial statements.

Indemnifying Directors and Officers

The company is in the process of arranging Directors' and Officers' Insurance to indemnify all current officers of the company against all liabilities to another person (other than the company or a related body corporate) that may arise from their position with the company and its controlled entities, except where the liability arises out of conduct involving a lack of good faith.

Options

Details of Options that were granted over unissued shares during the financial year by the company and which remain outstanding at balance date are disclosed at Note 15(b) to the financial statements.

Corporate Governance

In recognising the need for the highest standards of corporate behaviour and accountability, the directors of Regenera Limited support and adhere to the principles of corporate governance. The company's corporate governance statement is contained in the following section of this annual report.

Proceedings on Behalf of Company

No person has applied for leave of Court to bring proceedings on behalf of the company or intervene in any proceedings to which the company is a party for the purpose of taking responsibility on behalf of the company for all or any part of those proceedings.

The company was not a party to any such proceedings during the year.

Signed in accordance with a resolution of the Board of Directors.

Mr T Fitzgerald
Chairman

Dated this 30th day of September 2004.

CORPORATE GOVERNANCE STATEMENT

Regenera Limited is committed to protecting and enhancing shareholder value and adopting best practice governance policies and practices. This Corporate Governance Statement outlines the main Corporate Governance practices that were in place throughout the financial year, which comply with the Australian Stock Exchange ('ASX') Corporate Governance Council recommendations. Where a recommendation has not been followed, this is clearly stated along with an explanation for the departure.

During the year, Regenera Limited did not have a corporate governance section on its website but is currently redesigning its website to allow for a new corporate governance section to be in place in October which will display all Corporate Governance Board Charters and policies that adhere to all ASX Corporate Governance Council Principles.

Principle 1

Lay solid foundations for management and oversight

The Board is the governing body of the Company. The Board and the Company act within a statutory framework – principally the Corporations Act and also the Constitution of the Company. Subject to this statutory framework, the Board has the authority and the responsibility to perform the functions, determine the policies and control the affairs of Regenera Limited.

The Board must ensure that Regenera Limited acts in accordance with prudent commercial principles, and satisfies shareholders – consistent with maximising the Company's long term value.

The primary responsibilities of the Board include:

- Charting the direction, strategies and financial objectives of the company and ensuring appropriate resources are available
- Monitoring the implementation of those policies and strategies and the achievement of those financial objectives
- Monitoring compliance with control and accountability systems, regulatory requirements and ethical standards
- Ensuring the preparation of accurate financial reports and statements
- Reporting to shareholders and the investment community on the performance and state of the company
- Appoint the Chief Executive Officer and monitor performance of the Chief Executive Officer and senior executives
- Establish proper succession plans for management of the company

The functions of the Board have not formally been documented. Although they were not in writing, separate functions of the Board and management existed and were practised. A Board Charter is currently in the process of being drafted and will be adopted by the Board in October 2004 which incorporates a Statement of Board and Management Functions.

Principle 2

Structure the Board to add value

The composition of the Board has been determined on the basis of providing the Company with the benefit of a broad range of technical, administrative and financial skills, combined with an appropriate level of experience at a senior corporate level. Details of each Directors skills and experience are set out in the Director's report.

The ASX guidelines recommend that a listed company should have a majority of directors who are independent. The Board does not comply with the ASX Corporate Governance Council Principles 2.1 having two of the four directors including the Chairman in executive roles.

In the context of director independence, 'materiality' is considered from both the company and individual director perspective. The determination of materiality requires consideration of both quantitative and qualitative elements. An item is presumed to be quantitatively immaterial if it is equal or less than 5% of the appropriate base amount. It is presumed to be material (unless there is evidence to the contrary) if it is equal to or greater than 10% of the appropriate base amount. Qualitative factors considered include whether a relationship is strategically important, the competitive landscape, the nature of the relationship and the contractual or other arrangements governing it and other factors which point at the actual ability in question to shape the direction of the company's loyalty.

CORPORATE GOVERNANCE STATEMENT

Principle 2 (Continued)

The roles of Chairman and Executive Officer are exercised by different individuals, providing for clear division of responsibility at the head of the company. Their roles and responsibilities, and the division of responsibilities between them, are clearly understood and there is regular communication between them.

With the prior approval of the Chairman, each director has the right to seek independent legal and other professional advice at the company's expense concerning any aspect of the company's operations or undertakings in order to fulfil their duties and responsibilities as directors.

Director's are subject to re-election by rotation at annual general meetings as stipulated in the Corporations Act and the company's constitution. There are no maximum terms for non-executive director appointments. Newly elected directors must seek re-election at the first general meeting of shareholders following their appointment.

The remuneration of the directors is determined by the board as a whole, with the director to whom a particular decision relates being absent from the meeting during the time that the remuneration level is discussed and decided upon. Further information and the components of remuneration for directors are set out in the Director's Report.

Regenera Limited did not have a separately established remuneration and nomination committee. However, the duties and responsibilities typically delegated to such a committee are expressly included in the board's responsibilities and therefore were not in compliance with item 2.4 of the ASX Corporate Governance Principles. The Board does not believe that any marked efficiencies or enhancements would be achieved by the creation of a separate committee.

Principle 3

Promote ethical and responsible decision-making

The Board places great emphasis on ethics and integrity in all its business dealings.

In regards to principle 3.1 in establishing a code of conduct, although there was no written policy the board considered the business practices and ethics exercised by individual Board members and key executives were of the highest standards.

In regards to principle 3.2 in disclosing policies on trading in company securities, although there was no formal policy, a policy did exist and was practised whereby statutory provisions of the Corporations Act dealing with insider trading were strictly complied with. A written policy is currently being drafted to be adopted in October 2004.

Principle 4

Safeguard integrity in financial reporting

It is the Board's responsibility to ensure that an effective internal control framework exists within the entity. This includes internal controls to deal with both the effectiveness and efficiency of significant business processes, including the safeguarding of assets, the maintenance of proper accounting records, and the reliability of financial information. The Board currently has the responsibility for the establishment and framework of internal controls and ethical standards for the management of the consolidated entity.

Regenera Limited did not have a separately established audit committee. However, the duties and responsibilities typically delegated to such a committee are expressly included in the board's responsibilities and therefore were not in compliance with item 4.2 of the ASX Corporate Governance Principles. The Board does not believe that any marked efficiencies or enhancements would be achieved by the creation of a separate committee. An Audit Committee Charter is currently in the process of being drafted and will be adopted by the Board in October 2004 when a formal audit committee is established.

CORPORATE GOVERNANCE STATEMENT

Principle 5

Make timely and balanced disclosure

Although there were no written policies, the Company complied with all disclosure requirements to ensure that Regenera manages the disclosure of price sensitive information effectively and in accordance with the requirements as set out by regulatory bodies. All market disclosures are approved by the Board.

The Chief Executive Officer and Company Secretary are authorised to communicate with shareholders and the market in relation to Board approved disclosures.

All announcements made to the ASX are placed on the Company's web site immediately after public release.

Principle 6

Respect the rights of shareholders

The Company has a positive strategy to communicate with shareholders and actively promote shareholder involvement in the Company. It aims to continue to increase and improve the information available to shareholders on its website. All company announcements, presentations to analysts and other significant briefings are posted on the company's website after release to the Australian Stock Exchange. Whilst principle 6.1 requires a written communications strategy that promotes effective communication with shareholders, the company did not have a formal communication policy during the year. The board fully understands the requirements of shareholder communication and has guidelines in place for handling such matters. A formal policy is currently being drafted to be adopted in October 2004.

Principle 7

Recognise and manage risk

The Board oversees the establishment, implementation and ongoing review of the Company's risk management and internal control system. Recommendation 7.1 requires the establishment of a risk committee. During the year Regenera Limited did not have a separately established risk committee. The board does not believe that any marked efficiencies or enhancements would be achieved by the creation of a separate risk committee.

Recommendation 7.1 also requires that the company has a formal risk management policy and internal compliance and control system. During the year, Regenera Limited did not have a formal risk management policy as such. However, the company carries out regular risk assessments in a timely manner and covers all aspects of the company. The company also has in place classes of insurance at levels which, in the reasonable opinion of the directors, are appropriate for it size and operations.

CORPORATE GOVERNANCE STATEMENT

Principle 8

Encourage enhanced performance

During the year the company did not conduct a performance evaluation of its board and members in accordance with recommendation 8.1. It was considered inappropriate as the company has a relatively new board with all members being appointed to the board in the few months prior to its listing on the Australian Stock Exchange in June 2004. The board is planning to adopt a formal process of assessing performance in the next reporting period.

To enable the performance of their duties, all directors:

- have access to management
- are provided with appropriate management information in a timely manner
- are able to seek independent professional advice at the company's expense
- are entitled to request additional management information at any time

Principle 9

Remunerate fairly and responsibly

Recommendation 9.2 requires the establishment of a remuneration committee. During the year, Regenera Limited did not have a separately established remuneration committee. However, the duties and responsibilities typically delegated to such a committee are expressly included in the main board's responsibilities. The Board does not believe that any marked efficiencies or enhancements would be achieved by the creation of a separate committee.

Director disclosure requirements are dealt with in the notes to the financial statements.

Principle 10

Recognise the legitimate interests of stakeholders

The Board recognises that the interests of all stakeholders will be best served when the company, its directors and staff adhere to high standards of business ethics and comply with the law.

The Board expects a high standard of ethical corporate behaviour from all directors and staff. As a result, a code of Business Ethics is being developed outlining the policies and procedures which operate within the company to ensure its exemplary reputation is maintained.

STATEMENT OF FINANCIAL PERFORMANCE
FOR THE YEAR ENDED 30 JUNE 2004

	Note	2004 $
Revenues from ordinary activities	2	**65,134**
Expenses from ordinary activities		
Employee benefits expense		(121,696)
Consulting and professional services		(422,735)
Information technology		(50,542)
Restructuring		(110,000)
Statutory and compliance		(27,000)
Travel		(55,673)
Other expenses from ordinary activities	3	(71,220)
Share of net losses of associate accounted for using the equity method	12	(66,731)
Loss from ordinary activities before income tax		**(860,463)**
Income tax benefit/(expense) relating to ordinary activities	4	-
Net loss attributable to members of Regenera Ltd		**(860,463)**
Basic loss per share (cents per share)	7	(14.8)
Diluted loss per share (cents per share)	7	(14.8)

The above statement of financial performance should be read in conjunction with the accompanying notes.

STATEMENT OF FINANCIAL POSITION
AS AT 30 JUNE 2004

	Note	2004 $
Current Assets		
Cash assets	8	9,929,289
Receivables	9	250,608
Other	10	25,562
Total Current Assets		10,205,459
Non-Current Assets		
Property, plant and equipment	11	84,440
Investment accounted for using the equity method	12	733,269
Total Non-Current Assets		817,709
Total Assets		11,023,168
Current Liabilities		
Payables	13	429,252
Provisions	14	6,106
Total Current Liabilities		435,358
Total Liabilities		434,358
Net Assets		10,587,810
Equity		
Contributed equity	15	11,448,273
Accumulated losses	16	(860,463)
Total Equity		10,587,810

The above statement of financial position should be read in conjunction with the accompanying notes.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED 30 JUNE 2004

	Note	2004 $ Inflows/(Outflows)
Cash flows from operating activities		
Payments to suppliers and employees		(649,074)
Interest received		65,134
Net cash used in operating activities	18(a)	(583,940)
Cash flows from investing activities		
Payments for plant and equipment		(86,900)
Payments for investments		(800,000)
Payments for research and development		(63,527)
Net cash used in investing activities		(950,427)
Cash flows from financing activities		
Proceeds from issue of shares		12,356,395
Payments for share issue costs		(892,739)
Net cash provided by financing activities		11,463,656
Net increase in cash held		9,929,289
Cash at the beginning of the financial year		-
Cash at the end of the financial year	8	9,929,289

The above statement of cash flows should be read in conjunction with the accompanying notes.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2004

NOTE 1: STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

The financial report is a general purpose financial report that has been prepared in accordance with the requirements of the Corporations Act 2001 including applicable Accounting Standards. Other mandatory professional reporting requirements (Urgent Issues Group Consensus Views) have also been complied with.

The financial report covers Regenera Limited as an individual company. Regenera Limited is a listed public company, incorporated and domiciled in Australia.

The financial report has been prepared on an accruals basis and is based on historical costs and does not take into account changing money values or, except where stated, current valuations of non-current assets. Cost is based on the fair values of the consideration given in exchange for assets.

The following is a summary of the material accounting policies adopted by the company in the preparation of the financial report. The accounting policies have been consistently applied, unless otherwise stated.

(a) Principles of consolidation

As noted in Note 19 on 1 July 2004 Regenera Limited became entitled to a 51% voting entitlement and 41.9% equity interest in Retmed Pty Ltd, and at that date Retmed Pty Ltd became a controlled entity of Regenera Limited. From this date Regenera will prepare consolidated financial statements incorporating the assets and liabilities of all entities controlled by Regenera Limited ("company" or "parent entity") and the results of all controlled entities. Regenera Limited and its controlled entities together will be referred to in future as the consolidated entity. The effects of all transactions between entities in the consolidated entity will be eliminated in full. Outside equity interests in the results and equity of controlled entities will be shown separately in the consolidated statement of financial performance and statement of financial position respectively.

Where control of an entity is obtained during a financial year, its results will be included in the consolidated statement of financial performance from the date on which control commences.

(b) Intangibles

Acquisition Goodwill:

Acquisition goodwill, representing the excess of the purchase consideration plus incidental costs over the fair value of the identifiable net assets acquired on the acquisition of businesses, is amortised over the period of time during which benefits are expected to arise.

Acquisition goodwill is amortised on a straight line basis over the period during which the benefits are expected to arise, which is currently 10 years.

The unamortised balance of acquisition goodwill is reviewed at least at each reporting date. Where the balance exceeds the value of expected future benefits, the goodwill is written down and the difference is charged to the Statement of Financial Performance.

(c) Income Tax

The company adopts the liability method of tax-effect accounting whereby the income tax expense is based on the profit/loss from ordinary activities adjusted for any permanent differences.

Timing differences which arise due to the different accounting periods in which items of revenue and expense are included in the determination of accounting profit/loss and taxable income are brought to account as either a provision for deferred income tax or as a future income tax benefit at the rate of income tax applicable to the period in which the benefit will be received or the liability will become payable.

Future income tax benefits are not brought to account unless realisation of the asset is assured beyond reasonable doubt. Future income tax benefits in relation to tax losses are not brought to account unless there is virtual certainty of realisation of the benefit.

The amount of benefits brought to account or which may be realised in the future is based on the assumption that no adverse change will occur in income taxation legislation and the anticipation that the company will derive sufficient future assessable income to enable the benefit to be realised and comply with the conditions of deductibility imposed by the law.

(d) Plant and Equipment

Items of plant and equipment are carried at the lower of cost less accumulated depreciation, and recoverable amount.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2004

NOTE 1: STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

The carrying amount of plant and equipment is reviewed annually by directors to ensure it is not in excess of the recoverable amount from these assets. The recoverable amount is assessed on the basis of the expected net cash flows which will be received from the assets employment and subsequent disposal. The expected net cash flows have not been discounted to their present values in determining recoverable amounts.

Depreciation

Items of property, plant and equipment are depreciated over their estimated useful lives. The straight line method of depreciation is used and assets are depreciated from the date of acquisition. Estimates of remaining useful lives are made on a regular basis for all assets, with annual reassessments for major items. The expected useful lives are as follows:

Plant and equipment	3 – 10 years

(e) Investments

Investments are stated at cost. Where there has been a permanent diminution in the value of an investment a provision for diminution is made.

Investments in controlled entities are carried in the company's financial statements at the lower of cost and recoverable amount.

(f) Trade and other payables

Liabilities for trade creditors and other amounts are carried at cost which is the fair value of the consideration to be paid in the future for goods and services received, whether or not billed to the consolidated entity. The amounts are unsecured and are usually paid within 30 days of recognition.

(g) Leases

Leases are classified at their inception as either operating or finance leases based on the economic substance of the agreement so as to reflect the risks and benefits incidental to ownership.

Operating lease payments, where the lessor effectively retains substantially all of the risks and benefits of ownership of the leased items, are included in the determination of the operating profit/loss in equal instalments over the lease term.

The cost of improvements to or on leasehold property is capitalised, disclosed as leasehold improvements, and amortised over the unexpired period of the lease or the estimated useful lives of the improvements, whichever is the shorter.

(h) Earnings per share

Basic EPS is calculated as net profit/loss attributable to members, adjusted to exclude costs of servicing equity (other than dividends) and preference share dividends, divided by the weighted average number of ordinary shares, adjusted for any bonus element.

Diluted EPS is calculated as net profit/loss attributable to members, adjusted for:

- Costs of servicing equity (other than dividends) and preference share dividends;
- The after tax effect of dividends and interest associated with dilutive potential ordinary shares that have been recognised as expenses; and
- Other non-discretionary changes in revenues or expenses during the period that would result from the dilution of potential ordinary shares;

and

divided by the weighted average number of ordinary shares and dilutive potential ordinary shares, adjusted for any bonus element.

(i) Share capital

Ordinary share capital is recognised at the fair value of the consideration received by the company. Any transaction costs arising on the issue of ordinary shares are recognised directly in equity as a reduction of the share proceeds received.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2004

NOTE 1: STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

(j) Research and Development Expenditure

Research and Development costs are charged to profit/loss from ordinary activities before income tax as incurred or deferred where it is expected beyond any reasonable doubt that sufficient future benefits will be derived so as to recover those deferred costs. To date no research and development costs, including costs associated with patent applications, have been deferred.

(k) Foreign Currency Transactions and Balances

Foreign currency transactions during the year are converted to Australian currency at the rates of exchange applicable at the dates of the transactions. Amounts receivable and payable in foreign currencies at balance date are converted at the rates of exchange ruling at that date.

(l) Employee Benefits

Provision is made for the company's liability for employee benefits arising from services rendered by employees to balance date. Employee benefits expected to be settled within one year together with entitlements arising from wages and salaries, annual leave and sick leave which will be settled after one year, have been measured at the amounts expected to be paid when the liability is settled plus related on-costs. Other employee benefits payable later than one year have been measured at the present value of the estimated future cash outflows to be made for those benefits.

Contributions are made by the company to employee superannuation funds and are charged as expenses when incurred. During the year the company contributed 9% of salaries and wages under the Superannuation Guarantee Act requirements.

(m) Cash

For the purposes of the statement of cash flows, cash includes deposits at call with financial institutions with short periods to maturity which are readily convertible to cash on hand and are subject to an insignificant risk of changes in value.

(n) Revenue

Revenue from the sale of goods is recognised upon the delivery of goods to customers.

Interest revenue is recognised as it accrues taking into account the interest rates applicable to the financial assets.

Revenue from the rendering of a service is recognised upon the delivery of the service to the customers.

All revenue is stated net of the amount of goods and services tax (GST).

(o) Goods and Services Tax (GST)

Revenues, expenses and assets are recognised net of the amount of GST, except where the amount of GST incurred is not recoverable from the Australian Tax Office. In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of the expense. Receivables and payables in the statement of financial position are shown inclusive of GST.

Cash flows are included in the Statement of Cash Flows on a gross basis and the GST component of cash flows arising from investing and financing activities which is recoverable from or payable to the ATO are classified as operating cash flows.

(p) Comparative Figures

Where required by Accounting Standards comparative figures have been adjusted to conform with changes in presentation for the current financial year.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2004

NOTE 2: Revenue from operating activities	2004 $
— Interest received	65,134
Total Revenue from operating activities	65,134

NOTE 3: Expenses

Operating Loss from ordinary activities before income tax has been determined after charging as expenses:

Depreciation of non-current assets:	
— Fixtures and equipment	2,460

NOTE 4: Income tax benefit

The prima facie tax on loss from ordinary activities before income tax is reconciled to the income tax benefit as follows:

Loss from ordinary activities	(860,463)
Prima facie tax payable on loss from ordinary activities before income tax at 30%	(258,139)
Benefit of income tax losses is not brought to account.	258,139
Income tax benefit attributable to loss from ordinary activities	-

Future income tax benefit from tax losses is not brought to account at balance date as realisation of the benefit is not regarded as virtually certain.

The future income tax benefit will only be obtained if:

(a) future assessable income is derived of a nature and of an amount sufficient to enable the benefit to be realised;

(b) the conditions for deductibility imposed by tax legislation continue to be complied with; and

(c) no changes in tax legislation adversely affect the company in realising the benefit.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2004

NOTE 5: Director and executive disclosures

(a) Specified Directors' Remuneration

2004	Primary	Post employment	Equity		Total
	Salary & Fees	Superannuation Contributions	Shares	Options	
	$	$	$	$	$
Mr T Fitzgerald – Executive Chairman*	85,000				85,000
Dr W Ardrey IV – Chief Executive Officer*	50,000	4,500	124,975	1,225	180,700
Mr S Newman- Non-executive Director*	7,500	675	-	1,225	9,400
Mr F MacCana – Non-executive Director*	7,500	675	-	1,225	9,400
Past directors who held office during the year:					
Mr E Cross					
Mr V Bosanac					
Total Remuneration	150,000	5,850	124,975	3,675	284,500

* Performance Shares have been granted, however at the date of grant, the Company believes that no value can be placed on these shares as various milestones are required to be achieved before being vested.
^ This represents Promoter Shares and Options that have been issued at nominal cost. The fair value at grant date has been calculated based on the initial public share offer price of $0.50 each per the prospectus dated 8 April 2004 and the current subscription cost of $0.005 of the non-renounceable rights issue per the short form prospectus dated 7 September 2004.

A specified director means a person who was, at any time during the reporting period, a director of the company.

(b) Specified Executives

"Specified Executives" are those directly accountable and responsible for the operational management and strategic direction of the Company and the consolidated entity. Accordingly there is only one employee in this category who is the Chief Executive Officer Dr William Ardrey who is classified above as a specified director. Being a working Board, strategic direction and decision is exercised through the Board.

Options provided as remuneration

Details of options over ordinary shares in the company provided as remuneration to each director of Regenera Limited are set out below. When exercisable, each option is convertible into one ordinary share. Further information on the options is set out in note 15(b).

Name	Number of options granted during the year	Number of options vested during the year
Mr T Fitzgerald - Chairman*	-	-
Dr W Ardrey IV – Chief Executive Officer*	250,000	-
Mr S Newman- Director*	250,000	-
Mr F MacCana – Director*	250,000	-

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2004

NOTE 5: Director and executive disclosures (cont'd)

(c) Option Holdings

Number of options held by Specified Directors

	Opening Balance	Options Exercised	Received as Remuneration	Net Change Other*	Balance 30.6.04
Specified Directors					
Mr T Fitzgerald – Executive Chairman	-	-		750,000	750,000
Dr W Ardrey IV – Chief Executive Officer	-	-	250,000	-	250,000
Mr S Newman- Non-executive Director	-	-	250,000	1,038,333	1,288,333
Mr F MacCana – Non-executive Director	-	-	250,000	170,000	420,000
Total	-	-	750,000	1,958,333	2,708,333

* "Net Change Other" includes those options that were issued during the year representing initial subscriber and promoter options.

(d) Shareholdings

Number of Shares held by Specified Directors

	Opening Balance	Received as Remuneration	Acquired on market and from initial public offering (IPO)	Other	Balance 30.6.04
Specified Directors					
Mr T Fitzgerald – Executive Chairman	-	-	250,001	500,000^	750,001
Dr W Ardrey IV – Chief Executive Officer	-	250,000	-	450,000*	700,000
Mr S Newman- Non-executive Director	-	-	1,278,333	-	1,278,333
Mr F MacCana – Non-executive Director	-	-	170,000	-	170,000
Total	-	250,000	1,698,334	950,000	2,898,334

* "Other" represents those shares where the director holds a declaration of trust over the shares

^ "Other" represents those shares where there is an indirect beneficial interest

(e) Performance Shares

Number of Performance Shares held by Specified Directors

	Opening Balance	Received as Remuneration	Converted to Ordinary Shares	Balance 30.6.04
Specified Directors				
Mr T Fitzgerald – Executive Chairman (1)	-	2,300,000	-	2,300,000
Dr W Ardrey IV – Chief Executive Officer (2)	-	8,500,000	-	8,500,000
Mr S Newman- Non-executive Director (3)	-	1,130,000	-	1,130,000
Mr F MacCana – Non-executive Director	-	-	-	-
Total	-	11,930,000	-	11,930,000

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2004

Notes

(1) Mr Fitzgerald holds 200,000 Class A Performance Shares, 200,000 Class B Performance Shares and 400,000 Class C Performance Shares, 300,000 Class D Performance Shares, 600,000 Class E Performance Shares and 600,000 Class F Performance Shares.

(2) Dr Ardrey holds 250,000 Class A Performance Shares, 250,000 Class B Performance Shares, 500,000 Class C Performance Shares, 1,000,000 Class D Performance Shares, 1,500,000 Class E Performance Shares and 5,000,000 Class F Performance Shares.

(3) Mr Newman holds 95,000 Class A Performance Shares, 95,000 Class B Performance Shares, 190,000 Class C Performance Shares, 180,000 Class D Performance Shares, 270,000 Class E Performance Shares and 300,000 Class F Performance Shares.

(f) Remuneration Practices

The Board of Directors of Regenera Limited is responsible for determining and reviewing compensation arrangements for directors, chief executive officer and the executive team. Remuneration levels for executives are competitively set to attract the most qualified and experienced directors and senior executive officers, in the context of prevailing market conditions, the particular experience of the individual concerned and the overall performance of the company with the objective of ensuring maximum stakeholder benefit from the retention of a high quality board and executive team. The assistance of an external consultant or remuneration surveys are used where necessary.

Each of the non-executive directors receives a fixed fee for their services as directors. Non-executive directors' fees not exceeding an aggregate of $250,000 per annum have been approved by the Company in a general meeting. There is no direct link between remuneration paid to any of the directors and corporate performance such as bonus payments for achievements of certain key performance indicators other than the holders of Performance Shares which are not convertible to ordinary fully paid shares until various milestones are achieved.

Executive Services Agreement with Dr William Ardrey

The Company and Dr. William Ardrey entered into an executive services agreement on 8 March 2004 pursuant to which Dr. Ardrey was appointed as Chief Executive Officer and a director of the Company, commencing on 22 March 2004 (Executive Services Agreement). Dr. Ardrey is to be paid a gross base salary of $200,000, which shall increase to $240,000 following successful completion of a probationary period of 6 months, plus statutory superannuation.

In addition, the Company must issue the following shares in the Company to Dr. Ardrey:

(i) 250,000 Shares issued at $0.0001 each;

(ii) 1 Share, up to a maximum of 1,500,000 Shares, for each $3.00 of application monies for Shares subscribed under the Prospectus and accepted by parties introduced by Dr. Ardrey above $500,000; and

(iii) 250,000 Class A Performance Shares, 250,000 Class B Performance Shares, 500,000 Class C Performance Shares, 1,000,000 Class D Performance Shares, 1,500,000 Class E Performance Shares and 5,000,000 Class F Performance Shares (Performance Bonus Shares) Shares).

Both the Company and Dr. Ardrey are entitled to terminate the Executive Services Agreement with one month's written notice (or payment in lieu of notice in the case of termination by the Company).

NOTE 6: Auditors' remuneration

		2004 $
Remuneration of the auditor of the company for:		
—	auditing or reviewing the financial report	10,000
—	other services	7,500
		17,500

NOTE 7: Earnings per share

(a) Reconciliation of earnings used in calculating earnings per share

Net loss	(860,463)
Earnings used in the calculation of basic and dilutive earnings per share	(860,463)

(b) Weighted average number of shares used as the denominator

	Number
Weighted average number of ordinary shares used as the denominator in calculating basic and dilutive earnings per share	5,803,300

(c) Classification of securities

Diluted earnings per share will not be any different to basic earnings per share, as it is not considered that the options on issue as disclosed in Note 15(b) will have a dilutive effect on EPS (as the company incurred a loss for the year).

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2004

NOTE 8: Cash assets

	2004 $
Deposits at call	9,929,289
	9,929,289

NOTE 9: Receivables

Current	
Other debtors	250,608

NOTE 10: Other assets

Current	
Prepayments	25,562
	25,562

NOTE 11: Property, plant and equipment

Fixtures and equipment	
At cost	86,900
Less: Accumulated depreciation	(2,460)
Total property, plant and equipment	84,440

Reconciliations

Reconciliation of the carrying amount of each class of property, plant and equipment are set out below:

2004	Fixtures and Equipment $
Balance at the beginning of the year	-
Additions	86,900
Disposals	-
Depreciation expense	(2,460)
Carrying amount at the end of the year	84,440

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2004

NOTE 12: Investments accounted for using the equity method	2004 $
Non current	
Carrying amount of investment in associate:	
Shares in associate	800,000
Share of associate's net loss	(66,731)
Carrying amount of investment in associate	733,269
Movements in carrying amounts of investments in associates	
Carrying amount at the beginning of the financial year	-
Investment in associate	800,000
Share of losses from ordinary activities after related income tax	(66,731)
Carrying amount at the end of the financial year	733,269
Results attributable to associates	
Losses from ordinary activities before related income tax	(66,731)
Income tax expense	-
	(66,731)
Accumulated losses attributable to associates at the beginning of the financial year	-
Accumulated losses attributable to associates at the end of the financial year	(66,731)

Information relating to the associate is set out below.

Name of company	*Principle activity*	*Ownership interest*	*Voting entitlement*	*Carrying amount* *$*
Retmed Pty Ltd	Research and development	14.8%	31%	733,269
Total ownership interest at the date of this report		**44.4%**	**51%**	

On 1 July 2004 Regenera exercised its two options whereby Regenera will subscribe for and acquire shares that will entitle the company to a 51% equity interest in Retmed Pty Ltd. The cash consideration paid on the exercise of these options was $3,960,000 paid on 1 July 2004.

NOTE 13: Payables	
Current	
Trade creditors	333,307
Sundry creditors and accruals	95,945
	429,252

Included in the trade creditors amount above is an amount payable to related parties	175,450

Details of the related party payables are set out in Note 21

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2004

	2004
NOTE 14: Provisions	$
Current	
Employee entitlements	6,106
Aggregate employee benefits liability	6,106
Number of employees at balance date	5

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2004

NOTE 15: Contributed equity

(a) Issued and paid up capital

	2004 Number	2004 $
Issued and paid up capital		
39,999,999 ordinary shares	39,999,666	11,448,273

Movements during the period

Ordinary shares	Number of shares	Issue price	$
Balance at the beginning of the financial year	-		-
Shares issued:			
- Subscriber shares	3	$1.00	3
- Shares issued to various parties	7,976,432	$0.30	2,392,930
- Promoter Shares issued to various parties	12,000,000	$0.0001	1,200
- Shares issued pursuant to prospectus dated 8 April 2004	20,023,231	$0.50	10,011,615
- Share issue expenses	-	-	(958,125)
Balance at end of financial year	39,999,666		11,447,623
Incentive Shares			
Issue of Class A – F to various parties	65,000,000	$0.00001	650
Balance at end of financial year	65,000,000		650
Total	**104,999,666**		**11,448,273**

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2004

(b) Share Options

Options over ordinary shares issued during the year and outstanding at balance date:

12,058,333 Unlisted Escrowed Options Expiring 30 June 2007.

On 31 March 2004, 12,058,333 options were granted over ordinary shares, exercisable after the ASX escrow is lifted on 16 June 2006 and prior to their expiry date being 30 June 2007. The options have an exercise price of $0.60 each for the life of the Option. If an option holder exercises an Option on or before 30 June 2007 (Expiry Date) they will receive (for free) one new Option for each Option exercised with an exercise price of $1.10 per Share and an expiry date of 30 June 2008.

9,418,099 Unlisted Escrowed Options Expiring 30 June 2007.

On 31 March 2004, 9,418,099 options were granted over ordinary shares, exercisable after the ASX escrow is lifted on 31 March 2005 and prior to their expiry date being 30 June 2007. The options have an exercise price of $0.60 each for the life of the Option. If an option holder exercises an Option on or before 30 June 2007 (Expiry Date) they will receive (for free) one new Option for each Option exercised with an exercise price of $1.10 per Share and an expiry date of 30 June 2008.

No option holder has any right under the options to participate in any other share issue of the company or any other entity.

(c) Terms and conditions of ordinary shares

Ordinary shares participate in dividends and the proceeds on winding up of the parent entity in proportion to the number of shares held.

At shareholders' meetings each ordinary share is entitled to one vote when a poll is called, otherwise each shareholder has one vote on a show of hands.

(d) Terms and conditions of Incentive Shares and Options

Class A Performance Shares
The material terms of the Class A Performance Shares are as follows:

(a) the Class A Performance Shares are a separate class of shares that will be convertible into ordinary Shares. They do not carry any voting rights or entitlements to dividends in the Company;
(b) each Class A Performance Share will convert into one (1) ordinary Share upon the achievement of the First Performance Milestone;
(c) if the First Performance Milestone is not achieved within 5 years from the date the Company lists on ASX, each 100,000 Class A Performance Shares will convert into one (1) ordinary Share (with any fractional entitlements being rounded up to the nearest whole fully paid share); and
(d) the Class A Performance Shares are not transferable.

Class B Performance Shares
The material terms of the Class B Performance Shares are as follows:

(a) the Class B Performance Shares are a separate class of shares that will be convertible into ordinary Shares. They do not carry any voting rights or entitlements to dividends in the Company;
(b) each Class B Performance Share will convert into one (1) ordinary Share upon the achievement of the Second Performance Milestone;
(c) if the Second Performance Milestone is not achieved within 5 years from the date the Company lists on ASX, each 100,000 Class B Performance Shares will convert into one (1) ordinary Share (with any fractional entitlements being rounded up to the nearest whole fully paid share); and
(d) the Class B Performance Shares are not transferable.

Class C Performance Shares

The material terms of the Class C Performance Shares are as follows:
(a) the Class C Performance Shares are a separate class of shares that will be convertible into ordinary Shares. They do not carry any voting rights or entitlements to dividends in the Company;
(b) each Class C Performance Share will convert into one (1) ordinary Share upon the achievement of the Third Performance Milestone;
(c) if the Third Performance Milestone is not achieved within 5 years from the date the Company lists on ASX, each 100,000 Class C Performance Shares will convert into one (1) ordinary Share (with any fractional entitlements being rounded up to the nearest whole fully paid share); and

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2004

(d) the Class C Performance Shares are not transferable.

Class D Performance Shares

The material terms of the Class D Performance Shares are as follows:
(a) the Class D Performance Shares are a separate class of shares that will be convertible into ordinary Shares. They do not carry any voting rights or entitlements to dividends in the Company;
(b) each Class D Performance Share will convert into one (1) ordinary Share upon the achievement of the Fourth Performance Milestone;
(c) if the Fourth Performance Milestone is not achieved within 5 years from the date the Company lists on ASX, each 100,000 Class D Performance Shares will convert into one (1) ordinary Share (with any fractional entitlements being rounded up to the nearest whole fully paid share); and
(d) the Class D Performance Shares are not transferable.

Class E Performance Shares

The material terms of the Class E Performance Shares are as follows:
(a) the Class E Performance Shares are a separate class of shares that will be convertible into ordinary Shares. They do not carry any voting rights or entitlements to dividends in the Company;
(b) each Class E Performance Share will convert into one (1) ordinary Share upon the achievement of the Fifth Performance Milestone;
(c) if the Fifth Performance Milestone is not achieved within 5 years from the date the Company lists on ASX, each 100,000 Class E Performance Shares will convert into one (1) ordinary Share (with any fractional entitlements being rounded up to the nearest whole fully paid share); and
(d) the Class E Performance Shares are not transferable.

Class F Performance Shares

The material terms of the Class F Performance Shares are as follows:
(a) the Class F Performance Shares are a separate class of shares that will be convertible into ordinary Shares. They do not carry any voting rights or entitlements to dividends in the Company;
(b) each Class F Performance Share will convert into one (1) ordinary Share upon the achievement of the Sixth Performance Milestone;
(c) if the Sixth Performance Milestone is not achieved within 5 years from the date the Company lists on ASX, each 100,000 Class F Performance Shares will convert into one (1) ordinary Share (with any fractional entitlements being rounded up to the nearest whole fully paid share); and
(d) the Class F Performance Shares are not transferable.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2004

NOTE 16: Accumulated losses

	2004 $
Accumulated losses at the beginning of the financial year	-
Net loss attributable to the members of RiTract Limited	(860,463)
Accumulated losses at the end of the financial year	(860,463)

NOTE 17: Segment reporting

Business and Geographical Segments

The sole activity of the company is in the area of ophthalmology and has, via its project company Retmed Pty Ltd , developed a treatment specifically for diseases of the back of the eye such as Age related Macular Degeneration and Diabetes Related eye diseases and as such, represents only one reportable business and geographical segment.

NOTE 18: Cash flow information

	2004 $
(a) Reconciliation of Cash Flow from Operations with Loss from Ordinary Activities after Income Tax	(860,463)
Loss from ordinary activities after income tax	
Non-cash flows in loss from ordinary activities:	
Depreciation	2,460
Share of associate's net losses	66,731
Changes in operating assets and liabilities:	
(Increase)/decrease in receivables	(9,009)
(Increase)/decrease in other assets	(25,562)
Increase/(decrease) in creditors and borrowings	363,866
(Increase)/decrease in GST receivable	(128,069)
Increase/(decrease) in provisions	6,106
Net cash used in operating activities	(583,940)

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2004

NOTE 19: Events subsequent to reporting date

Acquisition of Retmed Pty Ltd

On 1 July 2004 Regenera Limited exercised its two call options to acquire further shares in Retmed Pty Ltd which facilitated the acquisition of a further 27.1% of the issued shares in Retmed Pty Ltd representing an additional 20% of the voting entitlements.

At the date of this report Regenera Limited has a 51% voting entitlement and 44.39% equity interest in the issued shares of Retmed Pty Ltd. As at 1 July 2004 Retmed Pty Ltd is classified as a controlled entity of Regenera.

The financial effects of the above transaction have not been brought to account as 30 June 2004. The operating results, assets and liabilities of the company will be consolidated from 1 July 2004.

Details of the acquisition are as follows:

Fair Value of identifiable net assets of controlled entity acquired	$
- Plant and equipment	1,648
- Cash	112,000
- Receivables	46,894
- Intellectual property	200,000
- Other creditors	(139,889)
	220,653
-Goodwill arising on acquisition	4,539,347
Cash consideration	4,760,000

Except for the above developments, no other matters or circumstances have arisen since the end of the financial year which significantly affected or may significant affect the operations of the company, the results of those operations, or the state of affairs of the company in future financial years.

NOTE 20: Related party transactions

Transactions with related parties are on normal commercial terms and conditions no more favourable than those available to other parties unless otherwise stated.

Transactions with related parties:

Specified Directors' and Specified Executives' Remuneration

Details of specified directors' and specified executives' remuneration are disclosed in Note 5 to the financial statements.

Transactions with Specified Directors

(a) Mr Fitzgerald is a principal of HealthTec Growth Partners Pty Ltd which has provided corporate advisory services and financial management services to the consolidated entity on normal commercial terms amounting to $363,500. Of this amount $225,000 was paid for development of the Prospectus dated 8 April 2004, co-ordination of the due diligence process and related matters. The amount outstanding to HealthTec Growth Partners at 30 June 2004 is disclosed in Note 13.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2004

NOTE 21: *Financial instruments*

(a) Terms, conditions and accounting policies

The company's accounting policies, including the terms and conditions of each class of financial asset, financial liability and equity instrument, both recognised and unrecognised at the balance date, are as follows:

Recognised Financial Instruments	Balance Sheet Notes	Accounting Policies	Terms and Conditions
(i) Financial assets			
Cash	8	Cash is carried at the lower of cost and net realisable value.	Cash balances in bank accounts receive the bank benchmark interest rates. Cash is at call.
Receivables – other	9	Other receivables are carried at nominal amounts due.	
(ii) Financial liabilities			
Trade creditors and accruals	13	Liabilities are recognised for amounts to be paid in the future for goods and services received, whether or not billed to the consolidated entity.	Trade liabilities are normally settled on 30 day terms.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2004

	Floating Interest Rate	Non-interest Bearing	Total	Weighted Average Effective Interest Rate
Financial Assets:				
Cash	9,929,289	-	9,929,289	5.23%
Receivables	-	250,608	250,608	
Other		25,562	25,562	
Total Financial Assets	9,929,289	276,170	10,205,459	
Financial Liabilities:				
Payables	-	429,252	429,252	
Total Financial Liabilities		429,252	429,252	

(a) Interest Rate Risk

All financial assets and financial liabilities are non-interest bearing except for cash balances which are deposited at variable interest rates.

(b) Credit Risk

The maximum exposure to credit risk, excluding the value of any collateral or other security, at balance date in relation to each class of recognised financial assets is the carrying amount, net of any provisions for doubtful debts, as disclosed in the Statement of Financial Position and Notes to the Financial Statements.

The company does not have any material credit risk exposure to any single debtor or group of debtors under financial instruments entered into by the company.

(c) Net Fair Values

The net fair values of all monetary financial assets and liabilities approximate their carrying values. No financial assets or financial liabilities are readily traded on organised markets in standardised form.

The aggregate net fair values and carrying amounts of financial assets and liabilities are disclosed in the Statement of Financial Position and Notes to the Financial Statements.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2004

NOTE 22 Adoption of Australian Equivalents to International Financial Reporting Standards

Australia is currently preparing for the introduction of International Financial Reporting Standards (IFRS) effective for reporting periods commencing on or after 1 January 2005. This requires the production of accounting data for future comparative purposes at the beginning of the next financial year. Entities complying with Australian equivalents to IFRS for the first time will be required to restate their comparative financial statements to amounts reflecting the application of IFRS to that comparative period.

The company's management and Board are assessing the significance of these changes and preparing for their implementation. An IFRS committee has been established to oversee and manage the company's transition to IFRS. We will seek to keep stakeholders informed as to the impact of these new standards as they are finalised.

The company's management and Board are of the opinion that the key potential implications in the company's accounting policies which will arise from the adoption of IFRS are:

Taxation

Under IFRS, tax assets and liabilities are recognised using the balance sheet approach rather than an income statement approach. In addition, tax assets are recognised when recovery is probable rather than assured beyond reasonable doubt and/or virtually certain. This will result in a change to the current accounting policy, under which deferred tax balances are determined using an income statement method, items are only tax-effected if they are included in the determination of pre-tax accounting profit or loss and/or taxable income or loss and current and deferred taxes cannot be recognised directly in equity.

Impairment of assets

The company currently determines the recoverable amount of an asset on the basis of undiscounted net cash flows that will be received from the asset's use and subsequent disposal. In terms of AASB 136 "Impairment of Assets", the recoverable amount of an asset will be determined as the higher of fair value less costs to sell and value in use. It is likely that this change in accounting policy will lead to impairments being recognised more often than under the existing policy.

Equity-based compensation benefits

Under AASB 2 "Share Based Payment", equity-based compensation to employees will be recognised as an expense in respect of the services received. This will result in a change to the current accounting policy, under which no expense is recognised for equity-based compensation.

DIRECTORS' DECLARATION

In the opinion of the directors of the company :

1. the financial statements and notes, as set out on pages 26 to 47 are in accordance with the Corporations Act 2001; and
   a. comply with Accounting Standards in Australia and the Corporations Regulations 2001; and
   b. give a true and fair view of the company's financial position as at 30 June 2004 and of the financial performance for the year ended on that date; and
2. there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Board of Directors.

On behalf of the Board

Mr T Fitzgerald
Chairman

Place: Perth, WA

Dated 30th day of September 2004

INDEPENDENT AUDIT REPORT

To the members of

REGENERA LIMITED

Scope

The Financial Report and Directors' Responsibility
The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration of Regenera Limited ("the company") for the year ended 30 June 2004.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit Approach

We conducted an independent audit in order to express an opinion to the members of the company. Our audit was conducted in accordance with Australian Auditing and Assurance Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects, the financial report presents fairly, in accordance with the Corporations Act 2001, Accounting Standards and other mandatory professional reporting requirements in Australia, a view which is consistent with our understanding of the company's financial position, and of its performance as represented by the results of its operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

Audit Opinion

In our opinion, the financial report of Regenera Limited is in accordance with:

(a) the Corporations Act 2001, including:

 (i) giving a true and fair view of the financial position of Regenera Limited as at 30 June 2004 and of its performance for the year then ended; and

 (ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b) other mandatory financial reporting requirements in Australia.

HLB MANN JUDD
Chartered Accountants

PERTH, WESTERN AUSTRALIA
30 September 2004

L DI GIALLONARDO
Partner

ADDITIONAL INFORMATION FOR LISTED PUBLIC COMPANIES

The following additional information is disclosed in accordance with Section 4.10 of the Australian Stock Exchange Ltd Listing rules in respect of listed public companies only.

The following information is supplied as at 24 September 2004

1. Analysis of Shareholdings

a. Distribution of Shareholders

Number of Ordinary Shares Held	Ordinary Shares Number of holders	Ordinary Shares Number of shares
1 – 1,000	6	3,003
1,001 – 5,000	169	653,712
5,001 – 10,000	225	2,040,029
10,001 – 100,000	301	10,379,195
100,001 – and over	65	27,173,727
	766	40,249,666

The number of shareholdings holding less than a marketable parcel of shares are 9

2. Voting Rights

The voting rights attached to each class of equity security are as follows:

Ordinary shares

— Each ordinary share is entitled to one vote when a poll is called, otherwise each member present at a meeting or by proxy has one vote on a show of hands.

Options

— No voting rights.

3. Twenty Largest Shareholders of quoted Ordinary Shares

	Name	Number of Ordinary Shares	Percentage of Total
1.	Queensland Investment Corporation	1,500,000	5.99
2.	Dr Donald Sanders <Individual Retirement A/C>	1,152,900	4.60
3.	Westpac Custodian Nominees Limited	825,000	3.29
4.	Southam Investments 2003 Pty Ltd <Warwickshire Investments A/C>	800,000	3.19
5.	Mr Stephen Newman	740,000	2.95
6.	Citicorp Nominees Pty Ltd	723,363	2.89
7.	Dr Robert Gale Martin & Mrs Bernice Vestal Martin	722,740	2.88
8.	R J Trading Pty Ltd	400,000	1.60
9.	Walker Corporation Pty Ltd <Walker Corporation A/C>	400,000	1.60
10.	Five Tigers Investments Limited	360,000	1.44
11.	Dr Donald Sanders	334,758	1.34
12.	Dr Gholam Peyman	288,214	1.15
13.	Mr Robert Assil	279,431	1.12
14.	MINU LLC	250,000	1.00
15.	Mr Mark Jan Wojt	226,935	0.91
16.	Fifth Glenmar Pty Ltd	200,000	0.80
17.	Harstedt Pty Ltd <Olsen Family Account>	200,000	0.80
18	Nora Goodridge Investments Pty Ltd	200,000	0.80
19.	Mr Thomas Eakins	193,920	0.77
20.	Nomex Nominees Pty Ltd <Accumulation A/C>	191,242	0.76
		9,988,503	39.86%

ADDITIONAL INFORMATION FOR LISTED PUBLIC COMPANIES

4. Escrowed and unquoted Securities

The number and class of restricted securities and date of escrow are:

	Number of holders	Number	Date escrow period ends
Ordinary Shares:	86	5,534,239	31 March 2005
	6	9,656,333	16 June 2006
Total Ordinary Shares	92	15,190,572	

Pacific Healthcare Investments Ltd holds 4,200,000 of the escrowed unquoted ordinary shares representing 27% of the total escrowed unquoted ordinary shares on issue.

Options:	86	9,418,099	31 March 2005
	13	12,058,333	16 June 2006
	99	21,476,432	

Performance Shares:

Class A	14	855,000	31 March 2005
	5	4,145,000	16 June 2006
Total Class A	19	5,000,000	

Sante Holdings Pty Ltd holds 1,200,000 of the escrowed unquoted Class A Performance shares representing 24% of the total escrowed unquoted Class A Performance shares on issue.

Pacific Healthcare Investments Ltd holds 2,400,000 of the escrowed unquoted Class A Performance shares representing 48% of the total escrowed unquoted Class A Performance shares on issue.

Class B	14	855,000	31 March 2005
	5	4,145,000	16 June 2006
Total Class B	19	5,000,000	

Sante Holdings Pty Ltd holds 1,200,000 of the escrowed unquoted Class B Performance shares representing 24% of the total escrowed unquoted Class B Performance shares on issue.

Pacific Healthcare Investments Ltd holds 2,400,000 of the escrowed unquoted Class B Performance shares representing 48% of the total escrowed unquoted Class B Performance shares on issue.

Class C	14	1,710,000	31 March 2005
	5	8,290,000	16 June 2006
Total Class C		10,000,000	

ADDITIONAL INFORMATION FOR LISTED PUBLIC COMPANIES

Sante Holdings Pty Ltd holds 2,400,000 of the escrowed unquoted Class C Performance shares representing 24% of the total escrowed unquoted Class C Performance shares on issue.

Pacific Healthcare Investments Ltd holds 4,800,000 of the escrowed unquoted Class C Performance shares representing 48% of the total escrowed unquoted Class C Performance shares on issue.

Class D	14	1,620,000	31 March 2005
	5	8,380,000	16 June 2006
Total Class D	19	10,000,000	

Sante Holdings Pty Ltd holds 2,300,000 of the escrowed unquoted Class D Performance shares representing 23% of the total escrowed unquoted Class D Performance shares on issue.

Pacific Healthcare Investments Ltd holds 4,600,000 of the escrowed unquoted Class D Performance shares representing 46% of the total escrowed unquoted Class D Performance shares on issue

Class E	14	2,430,000	31 March 2005
	5	12,570,000	16 June 2006
Total Class E	19	15,000,000	

Sante Holdings Pty Ltd holds 3,400,000 of the escrowed unquoted Class E Performance shares representing 22% of the total escrowed unquoted Class E Performance shares on issue.

Pacific Healthcare Investments Ltd holds 6,800,000 of the escrowed unquoted Class E Performance shares representing 45% of the total escrowed unquoted Class E Performance shares on issue.

Class F	14	2,700,000	31 March 2005
	5	17,300,000	16 June 2006
Total Class F	19	20,000,000	

Dr William Ardrey holds 5,000,000 of the escrowed unquoted Class F Performance shares representing 25% of the total escrowed unquoted Class F Performance shares on issue.

Pacific Healthcare Investments Ltd holds 7,600,000 of the escrowed unquoted Class F Performance shares representing 38% of the total escrowed unquoted Class F Performance shares on issue.

Total Performance Shares		65,000,000

ADDITIONAL INFORMATION FOR LISTED PUBLIC COMPANIES

5. Statement in accordance with ASX Listing Rule 4.10.19

   The Company believes that for the year ended 30 June 2004 that, it used its cash and assets in a form readily convertible to cash that it held at the time of admission in a way consistent with its business objectives.